SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission file number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road
Chaoyang District Beijing 100016
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

VNET Group, Inc. Announces a Transfer Event and a Minimum Shareholding Event Related to 2% Convertible Notes Due 2027

As previously disclosed in its Report on Form 6-K dated February 17, 2026 (the “Initial 6-K”), VNET Group, Inc. (“VNET” or the “Company”) entered into that certain indenture (the “Indenture”), dated as of February 13, 2026, between the Company, as issuer, and Citibank, N.A., as trustee (the “Trustee”), in order to amend and restate certain terms of the Company’s previously issued 2% convertible notes due 2027 in aggregate principal amount of US$250.0 million (the “Amended Notes”).

On February 17, 2026, certain investment vehicles of funds managed by Blackstone Tactical Opportunities (the “Investors”), acting in their capacity as holders of the Amended Notes, notified the Company of the occurrence of a Transfer Event and a Minimum Shareholding Event (each, as defined in the Indenture) in connection with the Indenture for the Amended Notes. The Investors also sent a notice to the Trustee of such Transfer Event and such Minimum Shareholding Event (the “Event Notice”) in accordance with the Indenture. The Trustee received the Event Notice on February 17, 2026 (the “Transfer Event Effective Date” and “Minimum Shareholding Event Effective Date,” as applicable). For the avoidance of doubt, the Accumulated Interest Amount (as defined in the Indenture) on the Transfer Event Effective Date shall be equal to US$20,125,000.00.

As previously disclosed in the Initial 6-K, with the occurrence of the Minimum Shareholding Event Effective Date, (i) certain corporate governance rights entitled to the Investors pursuant to a separate investment agreement (the “2022 Convertible Notes Investment Agreement”), dated as of January 28, 2022 by and among the Company and the Investors, as amended by the amendment agreement, dated as of February 13, 2026, by and among the Company and the Investors, have been terminated; and (ii) pursuant to a separate investment agreement (the “2020 Preferred Shares Investment Agreement”), dated as of June 22, 2020 by and among the Company and certain investment vehicles of funds managed by Blackstone Tactical Opportunities (the “Preferred Shares Investors”), as amended by the amendment agreement, dated as of February 13, 2026, by and among the Company and the Preferred Shares Investors, certain corporate governance rights entitled to the Preferred Shares Investors under the 2020 Preferred Shares Investment Agreement have also been terminated.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Executive Chairman of the Board of Directors

Date: February 17, 2026